UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

         DIVISION OF
CORPORATION FINANCE
						February 17, 2005

via facsimile and U.S. mail

Mr. Donald H. Anderson
Chief Executive Officer
TransMontaigne Inc.
1670 Broadway, Suite 3100
Denver, Colorado  80202

Re:	TransMontaigne, Inc.
	Form 10-K for year ended June 30, 2004
      File No. 1-11763

Dear Mr. Anderson:

      We have reviewed the above filing and have the following accounting comments. Our review has been limited to your financial statements and the related disclosures in Management`s Discussion and
Analysis. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for the year ended June 30, 2004

Consolidated Financial Statements, page 65

	Notes to consolidated financial statements, page 73

		Note 1 (j) Inventory due others under exchange agreements, page 77

1. We note that you enter into inventory exchange agreements with major oil companies which involves your receipt of a specified volume of product at one location in exchange for delivery of product at different location. Your related disclosure on page 11 of your Annual report indicates that you enter into exchange agreements with major oil companies to increase throughput at your terminals and establish greater shipping history on the common carrier pipelines.
We further note that you generally receive a fee based upon the volume of the product exchanged. It appears that these transactions may be, in substance, exchanges of product held for sale in the ordinary course of business, facilitating sales to customers other than parties to the exchange, and do not in themselves culminate an earnings process. Accordingly, it appears that the guidance in APB
29, paragraphs 19 and 21(a), would preclude the recognition of revenue on these types of transactions. Supplementally tell us whether you report these transactions on a gross basis and whether these exchanges are recorded at fair value or carryover basis. If you do record these exchange transactions on a gross basis, quantify for us the effects of these exchange transactions on your revenues, costs of sales and earnings for both your Supply, distribution and marketing and Terminals, pipelines and tugs and barges segments for each period presented in your 2004 Form 10-K. We expect to have further comment.

Note 1 (s) Earnings (Loss) per Common Share, page 80

2. We note your disclosure indicates that you adopted the provisions of EITF 03-6 and that you determined that your Series B Redeemable Convertible Preferred Stock to be a "participating" security for purposes of computing earnings per share. However, you should revise your disclosure to indicate the impact, if any, the adoption of this standard had on your calculation of basic earnings per share.
Your
disclosure should indicate, if true, that you have included your Series B Redeemable Convertible Preferred Stock in the computation of basic earnings per share using the two-class method. Supplementally, provide us the details of your basic earnings per share calculation for all periods presented.

Note 19 Earnings per Share, page 97

3. Please explain to us why your calculation of diluted earnings per share for the year ended June 30, 2004 resulted in the same amount as your basic earnings per share despite the difference of 11,653,000 between basic and diluted weighted average shares used in the calculation.

Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to the company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

the company is responsible for the adequacy and accuracy of the disclosure in the filing;

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact William Choi at (202) 942-2978 or Barry Stem at
(202) 942-1919 if you have questions regarding comments on the financial statements and related matters. Direct any other questions to the undersigned at (202) 942-1870. Direct all correspondence to the following ZIP code: 20549-0405.

							Sincerely,



							H. Roger Schwall
							Assistant Director



cc:	Barry Stem
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TransMontaigne Inc.
February 17, 2005
page 3